United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release Vale informs on decisions of the Federal Court of the state of Pará Rio de Janeiro, September 27th, 2019 – Vale S.A. (“Vale”) informs, as a consequence of a court order, that the decisions of the proceedings Nos 1002242-17.2019.4.01.3901 and 1002244-84.2019.4.01.3901 referring to the Public Civil Actions filed by the Public Prosecutors Office against Vale and the National Mining Agency (Agência Nacional de Mineração – “ANM”), request measures related to Pondes de Rejeitos and Captação de Águas dams, of the Igarapé Bahia Mine, relates to the halted gold operations. Vale clarifies that Pondes de Rejeitos and Captação de Águas structures, as well as the Igarapé Bahia Mine, have been permanently inactive since 2002 and are classified as low risk by ANM. The structures at the Igarapé Bahia Mine are continuously and preventively monitored by Vale and undergoes safety inspections duly registered with ANM's Integrated Mining Dam Safety Management System. The structures have been receiveing adjustments and adaptations accompanied by independent audit and executed within the set deadlines. Vale reaffirms its commitment to take all necessary measures to ensure the integrity of the structures. For further information, please contact: +55-21-3485-3900 Andre Figueiredo: andre.figueiredo@vale.com ndre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: September 27, 2019		Director of Investor Relations